Exhibit 99.1

FOR IMMEDIATE RELEASE	November 3, 2011

Micromem Technologies Provides an Update on Business Initiatives

Toronto, New York, November 3, 2011: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF), provides an update on current business initiatives and product design:

International Oil Company

Micromem has completed the proof of concept prototype milestone and is preparing to ship the device to the client in November, 2011. The Company will be meeting with the client in early December to conduct the contractual testing regiment on the device. Upon successful field testing Micromem will complete the contract by delivering the device in a pre-manufacturing form factor.

GSI Westwind

Pursuant to a press release issued on October 25, 2011, Micromem, through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc., (“MAST”) announces it has shipped customized circuit boards to GSI Westwind and thus completed all of its requirements under the initial development contract.

The preproduction prototype circuit boards, designed by MAST to meet the unique requirements of the client, were manufactured and tested utilizing ISO 9001 guidelines and testing indicated that the circuit boards were performing as designed. The boards will be fully tested by the client at high operating speeds and integrated into their product line. Once the prototype has been approved by GSI Westwind the Company expects to be in a position whereby commercial product will be purchased by the client.

NineSigma

The Company has submitted for client review seven proposals to the engineering firm NineSigma (www.ninesigma.com). NineSigma is the most experienced and advanced Open Innovation service provider in the world meeting the unmet needs of its clients. NineSigma's Targeted Search approach is used when a small number of vetted partners are needed and time is a critical factor.

In Targeted Search projects, NineSigma’s client typically knows a solution is available but does not know who the best partner might be. The NineSigma Program Manager will collaborate closely with the client's team to define the criteria and establish a desired partner profile. The Program Manager will then find and vet approximately 1-3 potential partners who fit the client's needs. The entire process is typically conducted within 10-12 weeks of launching the project.

Ninesigma has advised the Company that four proposals have been approved from a technical standpoint by their clients and these will be made public as agreements are negotiated and executed.

Offshore Technology Conference (OTC)

Dr. Mari Mes of Norwegian EMT (“NEMT”) has advised the Company a paper has been accepted for presentation on Micromem’s patented mining and exploration device. This paper will be presented at the Offshore Technology Conference in February, 2012. The OTC is the world’s foremost event for the development of offshore resources in the fields of drilling, exploration, production, and environmental protection. The OTC is held annually in Houston, Texas. Each year the OTC attracts more than 60,000 attendees and 2,000 exhibiting companies representing more than 110 countries worldwide.

The paper will describe airborne 3D high resolution EM survey data as collected in the North Sea. The areas surveyed included a producing and a non-producing field. NEMT was able to confirm using the newly developed frequency-based algorithms that:

  The 3D passive airborne system recognized areas with and without large hydrocarbon deposits,

  Relative depth information was obtained from a parallel interpretation with geophysical data,

  Multiple hydrocarbon bearing strata were identified,

  Consistent survey results were found in 1200 meters of water; and

  Data and interpretations supporting these claims will be presented.

Annual General Meeting

Steven Van Fleet, Director of Micromem and President of MAST, demonstrated several of the finalized Micromem products during the presentation portion of the AGM. These included:

  Functional keyboard with the Company’s patented Hall sensors under each key,

  Functional early breast cancer detection pre-manufacturing prototype including cost effective breast pads and a fully functioning software handheld user interface. This user interface includes an analysis of the results from each test performed and a remote communication functionality allowing a woman to receive doctor’s evaluation of the test results,

  The NEMT airborne exploration platform which was recently shipped to Norway to begin routine airborne usage and additional stress testing of the enhanced software,

  The motor control circuit recently shipped to GSI Westwind. The unique design and extremely small form factor was demonstrated; and

  Several reels of the various production magnetic sensors. These are now set up as routine product numbers at multiple foundries in the U.S. and Asia

Website

The Company is in the process of updating its website which will include photographs of completed products.

About Micromem Technologies Inc. and MASTInc:

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
             : CNSX – Symbol: MRM

Shares issued: 116,149,718
SEC File No: 0-26005
Investor Contact: Jason Baun, Chief Information Officer, Tel. 416-364-2023